UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

QUANTUM COMPUTING INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74766W-108

(CUSIP Number)

215 Depot Court SE, Suite 215

Leesburg, VA 20175

(703) 436-2121

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuping Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 24,053,706
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 24,053,706
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,053,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.03%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

Item 1.	Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quantum Computing Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 215 Depot Court SE, Suite 215, Leesburg, VA 20175.

Item 2.	Identity and Background.

The Statement is being filed by Dr. Yuping Huang (“Dr. Huang”). Dr. Huang’s present principal occupation or employment is serving as Chief Quantum Officer and Member of the Board of Directors of the Issuer, and  Professor of Physics, Director of the Center for Quantum Science and Engineering at the Stevens Institute of Technology. Dr. Huang is a United States citizen. The business address of Dr. Huang is 5 Marine View Plaza, Suite 214, Hoboken, NJ 07030.

During the last five years Dr. Huang has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.	Purpose of the Transaction.

On May 19, 2022, the Issuer, Project Alpha Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Project Alpha Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), QPhoton, Inc., a Delaware corporation (“QP”), and Dr. Huang, the principal stockholder of QP, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which QP agreed to merge with the Issuer through a series of merger transactions (collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

At the closing of the Transactions on June 16, 2022 (the “Closing”), Merger Sub I merged with and into QP, with QP surviving the merger as a wholly-owned subsidiary of the Issuer, immediately after which the surviving corporation merged with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly-owned subsidiary of the Issuer. Per the Merger Agreement, the merger consideration to be paid to the stockholders of QP is equal to approximately 49% of the Issuer’s outstanding shares of capital stock following the Closing and consists of (i) 5,802,206 shares of Common Stock, (ii) 2,377,028 shares of a new series of the Issuer’s preferred stock, par value $0.0001 per share, to be designated Series B convertible preferred stock (“Series B Preferred Stock”) (convertible into shares of Common Stock at a ratio of 1 to 10), and (iii) warrants to purchase up to 7,028,337 shares of Common Stock (the “Warrants”). The Series B Preferred Stock and the Warrants became convertible into shares of Common Stock when the Issuer’s stockholders approved on September 21, 2022 the issuance of the shares of Common Stock underlying the Series B Preferred Stock in accordance with Rule 5635 of the Nasdaq listing rules. However, the issuance of shares of Common Stock underlying the Warrants is subject to certain additional conditions which are currently not met (such that the Warrants can currently not be converted).

At the Closing, Dr. Huang received 4,699,786 shares of Common Stock, 1,925,392 shares of Series B Preferred Stock (of which 175,035 shares are to be held in escrow for six months) and 5,692,952 Warrants. The 1,925,392 shares of Series B Preferred Stock were converted on October 17, 2022 into 19,253,920 shares of Common Stock.

Additionally, 400,000 stock options were issued to Dr. Huang on October 14, 2022 pursuant to the 2019 Quantum Computing Inc. Equity and Incentive Plan and according to the terms of the employment agreement by and between Dr. Huang and the Issuer. The options shall vest and become exercisable as follows: (i) 100,000 options vested on the grant date, (ii) 100,000 options shall vest on the 12-month anniversary of the grant date, (iii), 100,000 options shall vest on the 24-month anniversary of the grant date, and (iv) 100,000 options shall vest on the 36-month anniversary of the grant date.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Dr. Huang beneficially owns 24,053,706 shares of Common Stock (the “Huang Common Shares”), representing 45.03% of the total issued and outstanding shares of Common Stock as of the date hereof.1 These consist of:

(i)	4,699,786 shares of Common Stock issued at the Closing;
(ii)	19,253,920 shares of Common Stock issued on October 17, 2022 upon conversion of the 1,925,392 shares of Series B Preferred Stock that were issued at the Closing; and
(iii)	100,000 shares of Common Stock underlying options to purchase 100,000 shares of Common Stock, which vested on October 14, 2022.

In addition, Dr. Huang received 5,692,952 Warrants convertible under certain conditions into shares of Common Stock. Those conditions are currently not met, so that the underlying shares of Common Stock are not to be included for purposes of this Statement.

(b) Dr. Huang holds sole voting and dispositive power over the Huang Common Shares.

(c) Other than disclosed above, there were no transactions by Mr. Huang in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Huang Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Huang has an employment agreement with the Issuer which includes options to purchase 400,000 shares of Common Stock, vesting in four annual equal installments beginning at the date of grant October 14, 2022. Other than such employment agreement, to the knowledge of Dr. Huang, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Huang and/or any other person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

None

1 Based on 33,904,329 shares of Common Stock issued and outstanding as of August 10, 2022 (as reported in the Issuer’s quarterly report on Form 10-Q filed on August 15, 2022), 155,000 newly issued restricted shares of Common Stock, the 19,253,920 shares of Common Stock issuable to the reporting person for 1,925,392 shares of Series B Preferred Stock, and the 100,000 shares of Common Stock underlying the vested options issued to the reporting person.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2022

/s/ Yuping Huang
Name:	Dr. Yuping Huang